UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number	333-137098

EV TRANSPORTATION, INC.
(Exact name of registrant as specified in its charter)

120 Kasson Rd. Suite 382 Camillus New York, 13031
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock par value $0.001
(Title of each class of securities covered by this Form)

none
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:                  39

EXPLANATORY NOTE

EV Transportation, Inc.(the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its Form 15 For the Notice of Termination of Registration at the request of Carmen J. Carbona because in its original filing while om April 10, 2019, the Registrant understood that Carmen J. Carbona accepted to become its new CEO and Director going forward.  That assumption was the Registrant’s error and therefore is filing an amendment with Shelli Field, its true CEO and Director.

Pursuant to the requirements of the Securities Exchange Act of 1934  (Name of registrant as specified in charter)  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 30, 2020	By:	/s/ Shelli Field
Shelli Field, CEO & Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.